Filed Pursuant to Rule 424(b)(3)
Registration No. 333-104235

PROSPECTUS

CONFIDENTIAL

[TRAVELERS LOGO]

OFFER TO EXCHANGE UP TO $400,000,000 PRINCIPAL AMOUNT OF 3.75% SENIOR NOTES

DUE 2008 FOR ANY AND ALL OUTSTANDING 3.75% SENIOR NOTES DUE 2008

OFFER TO EXCHANGE UP TO $500,000,000 PRINCIPAL AMOUNT OF 5.00% SENIOR NOTES

DUE 2013 FOR ANY AND ALL OUTSTANDING 5.00% SENIOR NOTES DUE 2013

OFFER TO EXCHANGE UP TO $500,000,000 PRINCIPAL AMOUNT OF 6.375% SENIOR NOTES

DUE 2033 FOR ANY AND ALL OUTSTANDING 6.375% SENIOR NOTES DUE 2033

      We are offering to exchange up to $400,000,000 of our new 3.75% Senior Notes due 2008, which are referred to as the “2008 exchange notes,” for up to $400,000,000 of our existing 3.75% Senior Notes due 2008, which are referred to as the “2008 restricted notes,” up to $500,000,000 of our new 5.00% Senior Notes due 2013, which are referred to as the “2013 exchange notes,” for up to $500,000,000 of our existing 5.00% Senior Notes due 2013, which are referred to as the “2013 restricted notes,” and up to $500,000,000 of our new 6.375% Senior Notes due 2033, which are referred to as the “2033 exchange notes,” for up to $500,000,000 of our existing 6.375% Senior Notes due 2033, which are referred to as the “2033 restricted notes.” The 2008 exchange notes, the 2013 exchange notes and the 2033 exchange notes are referred to collectively as the “exchange notes,” and the 2008 restricted notes, the 2013 restricted notes and the 2033 restricted notes are referred to collectively as the “restricted notes.” We refer to the restricted notes and exchange notes collectively as the “notes.” The terms of each series of exchange notes are identical to the terms of the corresponding series of the restricted notes, except that the exchange notes have been registered under the Securities Act of 1933 and the transfer restrictions and registration rights relating to the restricted notes do not apply to the exchange notes.

      To exchange your restricted notes for exchange notes:

•	you are required to make the representations described on page 29 to us and

•	you must complete and send, or otherwise be bound by, the letter of transmittal that accompanies this prospectus to the exchange agent, Citibank, N.A., by 5:00 p.m., New York City time, on May 13, 2003.

      You should read the section called “The Exchange Offer” for further information on how to exchange your restricted notes for exchange notes.

      Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for restricted notes where such restricted notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date (as defined herein) and ending on the close of business one year after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN THE EXCHANGE OFFER OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

April 11, 2003

PRINCIPAL EXECUTIVE OFFICES
FORWARD-LOOKING STATEMENTS
WHERE YOU CAN FIND MORE INFORMATION
SUMMARY
BUSINESS
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
CAPITALIZATION
SELECTED FINANCIAL DATA
DESCRIPTION OF NOTES
THE EXCHANGE OFFER
CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
ERISA CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS

      This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any exchange notes offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies. No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus in connection with the offer contained herein and, if given or made, such information or representations must not be relied upon as having been authorized by Travelers. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in our affairs or that of our subsidiaries since the date hereof.

      Unless otherwise indicated, all references in this offering memorandum to “Travelers,” “we,” “us,” “our” or similar terms refer to Travelers Property Casualty Corp., together with its subsidiaries.

PRINCIPAL EXECUTIVE OFFICES

      Travelers’ principal executive offices are located at One Tower Square, Hartford, Connecticut 06183 and the telephone number is (860) 277-0111.

FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated or deemed to be incorporated by reference herein contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, may be forward-looking statements. Specifically, we incorporate by reference forward-looking statements about our results of operations, financial condition and liquidity and the sufficiency of our asbestos reserves.

      Many risks and uncertainties may impact the matters addressed in these forward-looking statements. Actual results may differ materially from those expressed or implied. In particular, the sufficiency of our asbestos reserves, as well as our results of operations, financial condition and liquidity, to the extent impacted by the sufficiency of our asbestos reserves, are subject to a number of potential adverse developments including, among others, adverse developments involving asbestos claims and related litigation, the willingness of parties, including us, to settle disputes, the impact of aggregate policy coverage limits and the impact of bankruptcies of various asbestos producers and related businesses.

      Some of the other factors that could cause actual results to differ include, but are not limited to, the following: our inability to obtain price increases due to competition or otherwise; the performance of our investment portfolios, which could be adversely impacted by adverse developments in U.S. and global financial markets, interest rates, rates of inflation and proposed tax legislation relating to dividends; weakening U.S. and global economic conditions; insufficiency of, or changes in, loss reserves; the occurrence of catastrophic events, both natural and man-made, including terrorist acts, with a severity or frequency exceeding our expectations; exposure to, and adverse developments involving, environmental claims and related litigation; adverse changes in loss cost trends, including inflationary pressures in medical costs and auto and home repair costs; developments relating to coverage and liability for mold claims; the effects of corporate bankruptcies on surety bond claims; adverse developments in the cost, availability and/or ability to collect reinsurance; the ability of our subsidiaries to pay dividends to us; adverse outcomes in legal proceedings; judicial expansion of policy coverage and the impact of new theories of liability; larger than expected assessments for guaranty funds and mandatory pooling arrangements; a downgrade in our claims-paying and financial strength ratings; the loss or significant restriction on our ability to use credit scoring in the pricing and underwriting of Personal Lines policies; and amendments to, and changes to the risk-based capital requirements. Any forward-looking statements speak only as of the date made, and we undertake no obligation to update these forward-looking statements.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports and proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain further information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC’s Web site at http://www.sec.gov. In addition, you may inspect our SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. You may find additional information about us at our Web site at http://www.travelers.com. The information on our Web site is not a part of this prospectus.

      We incorporate by reference into this prospectus the documents listed below that we have previously filed with the SEC and any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of this offering:

•	Annual Report on Form 10-K for the year ended December 31, 2002; and

•	Current Reports on Form 8-K filed on January 14, 2003, January 24, 2003, February 3, 2003, March 12, 2003 and April 1, 2003.

      The information incorporated by reference is an important part of this prospectus. Any statement in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to have been modified or superseded to the extent that a statement contained in this prospectus or any document that we subsequently file with the SEC that is incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed to be a part of this prospectus except as so modified or superseded.

      You may obtain a copy of these filings, at no cost, by writing or telephoning us at the following address and phone number:

Travelers Property Casualty Corp.

One Tower Square
Hartford, Connecticut 06183
Telephone: (860) 277-0111
Attention: Investor Relations

      TO OBTAIN TIMELY DELIVERY IN CONNECTION WITH THE EXCHANGE OFFER, YOU MUST REQUEST THE INFORMATION NO LATER THAN MAY 6, 2003, OR FIVE BUSINESS DAYS PRIOR TO THE EXPIRATION DATE OF THE EXCHANGE OFFER IF THE EXCHANGE OFFER IS EXTENDED.

      We have filed with the SEC under the Securities Act of 1933 and the rules and regulations thereunder a registration statement on Form S-4 with respect to the exchange notes. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

SUMMARY

      THE FOLLOWING SUMMARY CONTAINS BASIC INFORMATION ABOUT TRAVELERS AND THIS EXCHANGE OFFER. IT MAY NOT CONTAIN ALL THE INFORMATION THAT IS IMPORTANT TO YOU IN MAKING YOUR INVESTMENT DECISION. MORE DETAILED INFORMATION APPEARS ELSEWHERE IN THIS PROSPECTUS. THE “THE EXCHANGE OFFER” AND “DESCRIPTION OF NOTES” SECTIONS OF THIS PROSPECTUS CONTAIN MORE DETAILED INFORMATION REGARDING THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER AND THE EXCHANGE NOTES. IN ADDITION, YOU SHOULD READ ALL OF THE INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS ENTIRE PROSPECTUS CAREFULLY.

The Exchange Offer

Purpose of Exchange	We sold the restricted notes in a private offering to qualified institutional buyers and outside the United States in reliance on Regulation S under the Securities Act of 1933 through Lehman Brothers Inc., Salomon Smith Barney Inc., Banc One Capital Markets, Inc., BB&T Capital Markets, a Division of Scott & Stringfellow, Inc., J.P. Morgan Securities Inc., Utendahl Capital Partners, L.P. and Wachovia Securities Inc. (the “initial purchasers”). In connection with that offering, we and the initial purchasers entered into a registration rights agreement dated as of March 11, 2003 (the “registration rights agreement”) for the benefit of the holders of the restricted notes providing for, among other things, this exchange offer. The exchange offer is intended to make the exchange notes freely transferable by the holders without further registration or any prospectus delivery requirements under the Securities Act of 1933. See “The Exchange Offer.”

The Exchange Offer	We are offering to issue the 2008 exchange notes in exchange for a like principal amount of your 2008 restricted notes. We are offering to issue the 2013 exchange notes in exchange for a like principal amount of your 2013 restricted notes. We are offering to issue the 2033 exchange notes in exchange for a like principal amount of your 2033 restricted notes. We are offering to issue the exchange notes to satisfy our obligations contained in the registration rights agreement entered into when the restricted notes were sold in transactions permitted by Rule 144A and Regulation S under the Securities Act of 1933 and therefore not registered with the SEC. The terms of the exchange notes and restricted notes are identical in all material respects (including principal amount, interest rate and maturity), except that the exchange notes are freely transferable by holders and are not subject to any covenant regarding registration under the Securities Act of 1933. See “The Exchange Offer — Terms of the Exchange Offer; Period for Tendering Restricted Securities” and “— Procedures for Tendering Restricted Notes.” The exchange offer is not conditioned upon any minimum aggregate principal amount of restricted notes being tendered for exchange.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on May 13, 2003 unless extended (the “expiration date”).

Conditions of the Exchange Offer	Our obligation to consummate the exchange offer is not subject to any conditions, other than that the exchange offer does not violate any applicable law or SEC staff interpretation and that each holder makes certain representations to us. See “The Exchange Offer — Conditions to the Exchange Offer.” We reserve the right to terminate or amend the exchange offer at any time prior to the expiration date if, among other things, there shall have been proposed, adopted or enacted any law, statute, rule, regulation or SEC staff interpretation which, in our judgment, could reasonably be expected to materially impair our ability to proceed with the exchange offer.

Procedures for Tendering Restricted Notes	Brokers, dealers, commercial banks, trust companies and other nominees who hold restricted notes through The Depository Trust Company (“DTC”) may effect tenders by book-entry transfer in accordance with DTC’s Automated Tender Offer Program (“ATOP”). To tender restricted notes for exchange by book-entry transfer, an agent’s message (as defined under “The Exchange Offer — Book-Entry Transfer”) or a completed and signed letter of transmittal (or facsimile thereof), with any required signature guarantees and any other required documentation, must be delivered to the exchange agent at the address set forth in this prospectus on or prior to the expiration date, and the restricted notes must be tendered in accordance with the DTC’s ATOP procedures for transfer. To tender restricted notes for exchange by means other than book-entry transfer, you must complete, sign and date the letter of transmittal (or facsimile thereof) in accordance with the instructions in this prospectus and contained in the letter of transmittal and mail or otherwise deliver the letter of transmittal (or facsimile thereof), together with the restricted notes, any required signature guarantees and any other required documentation, to the exchange agent at the address set forth in this prospectus on or prior to the expiration date. By executing the letter of transmittal, you represent to us that:

• you are acquiring the exchange notes in the ordinary course of business;

• you have no arrangement or understanding with any person to participate in the distribution of the restricted notes or the exchange notes within the meaning of the Securities Act of 1933;

• if the holder is not a broker-dealer, you are not engaged in, and do not intend to engage in, the distribution of the exchange notes; and

• you are not an “affiliate” of Travelers (as defined under the Securities Act of 1933) or, if you are an affiliate, that you will comply with the registration and prospectus delivery requirements of the Securities Act of 1933 to the extent applicable.

In addition, each broker or dealer that receives exchange notes for its own account in exchange for any restricted notes that were acquired by the broker or dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “The Exchange Offer — Procedures for Tendering Restricted Notes” and “Plan of Distribution.”

Special Procedures for Beneficial Owners	If you are a beneficial owner whose restricted notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If the restricted notes are in certificated form and you are a beneficial owner who wishes to tender on the registered holder’s behalf, prior to completing and executing the letter of transmittal and delivering the restricted notes, you must either make appropriate arrangements to register ownership of the restricted notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time. See “The Exchange Offer — Procedures for Tendering Restricted Notes.”

Guaranteed Delivery Procedures	If you wish to tender your restricted notes in the exchange offer but your restricted notes are not immediately available for delivery or other documentation cannot be completed by the expiration date, or the procedures for book-entry transfer cannot be completed on a timely basis, you may still tender your restricted notes by completing, signing and delivering the letter of transmittal or, in the case of a book-entry transfer, an agent’s message, with any required signature guarantees and any other documents required by the letter of transmittal, to the exchange agent prior to the expiration date and tendering your restricted notes according to the guaranteed delivery procedures set forth in “The Exchange Offer — Guaranteed Delivery Procedures.”

Withdrawal Rights	You may withdraw your tender of restricted notes at any time prior to 5:00 p.m., New York City time, on the expiration date. See “The Exchange Offer — Withdrawal Rights.”

Acceptance of Restricted Notes and Delivery of Exchange Notes	We will accept for exchange any and all restricted notes that are promptly tendered to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. The exchange notes issued pursuant to the exchange offer will be delivered promptly following the expiration date. See “The Exchange Offer — Terms of the Exchange Offer; Period for Tendering Restricted Securities.”

Exchange Agent	Citibank, N.A. is serving as the exchange agent in connection with the exchange offer. See “The Exchange Offer — Exchange Agent.”

Tax Consequences	For a summary of certain U.S. federal income tax consequences of ownership of the notes, the exchange of restricted notes for exchange notes and the disposition of notes, see “Certain United States Federal Tax Consequences.”

Effect on Holders of the Restricted Notes	As a result of making this exchange offer, and upon acceptance for exchange of all validly tendered restricted notes pursuant to the terms thereof, we will have fulfilled some of our obligations under the registration rights agreement, and accordingly, there will be no increase in the annual interest rate on the restricted notes pursuant to the registration rights agreement. Holders of restricted notes who do not tender their restricted notes will continue to be entitled to all of the rights and limitations applicable thereto under the indenture dated as of March 11, 2003 (the “indenture”) between us and Citibank, N.A. as trustee (the “trustee”), relating to the notes, except for any rights under the indenture or the registration rights agreement which by their terms terminate or cease to be effective as a result of our making and accepting for exchange all validly tendered restricted notes pursuant to the exchange offer (including the right to receive additional interest as described above). All restricted notes that remain outstanding will continue to be subject to the restrictions on transfer provided for in the restricted notes and the indenture. To the extent that restricted notes are tendered and accepted in the exchange offer, the trading market, if any, for restricted notes could be adversely affected.

Use of Proceeds	We will not receive any cash proceeds from the issuance of exchange notes pursuant to the exchange offer. We contributed the approximately $1,381.1 million net proceeds from the sale of the restricted notes to our wholly owned subsidiary, Travelers Insurance Group Holdings Inc. (“TIGHI”). We caused TIGHI to use $900 million to retire preferred capital securities and the remainder to repay a portion of our indebtedness. See “Use of Proceeds.”

Terms of the Notes

      The terms of each series of exchange notes are identical to the terms of the corresponding series of restricted notes, except that the exchange notes have been registered under the Securities Act of 1933 and the transfer restrictions and registration rights relating to the restricted notes do not apply to the exchange notes.

Securities Offered	$400,000,000 aggregate principal amount of 3.75% senior notes due 2008, $500,000,000 aggregate principal amount of 5.00% senior notes due 2013 and $500,000,000 aggregate principal amount of 6.375% senior notes due 2033.

Issuer	Travelers Property Casualty Corp.

Maturity Date	The 2008 notes will mature on March 15, 2008, the 2013 notes will mature on March 15, 2013 and the 2033 notes will mature on March 15, 2033.

Interest	We will pay interest on the notes semi-annually on March 15 and September 15 of each year, beginning September 15, 2003. The 2008 notes will bear interest at the rate of 3.75% per annum, the 2013 notes will bear interest at the rate of 5.00% per annum and the 2033 notes will bear interest at the rate of 6.375% per annum.

Ranking	The restricted notes are, and the exchange notes will be, our senior unsecured obligations and will rank equally with all of our other senior unsecured indebtedness.

Covenants	The indenture contains a covenant limiting our ability to create liens on the present or future voting stock of certain of our subsidiaries.

Transfer Restrictions	The restricted notes have not been registered under the Securities Act of 1933 and are subject to restrictions on transfer. The exchange notes have been registered under the Securities Act of 1933 and are not subject to those restrictions.

Exchange Offer; Registration Rights	In the registration rights agreement, we agreed to file with the SEC one or more registration statements with respect to an offer to exchange the restricted notes for notes having identical terms registered under the Securities Act of 1933 (and this prospectus relates to that exchange offer). Alternatively, if the exchange offer cannot be completed under certain circumstances, we may file one or more registration statements to cover resales of the restricted notes. If we do not comply with these obligations, we will be required to increase the annual interest rate that we must pay to the holders of the restricted notes, but this provision does not apply to the exchange notes. This offering of exchange notes is being made to satisfy our obligations under the registration rights agreement. See “Description of Notes — Registration Rights.”

Optional Redemption	We may, at our option, redeem some or all of the exchange notes, in whole or in part, at any time, at “make-whole” prices described in this prospectus, plus accrued and unpaid interest to the redemption date. See “Description of Notes — Optional Redemption.”

No Public Market	The restricted notes are, and the exchange notes will be, a new issue of securities and will not be listed on any securities exchange or included in any automated quotation system. The initial purchasers have advised us that they intend to make a market in the restricted notes and, if issued, the exchange notes, but they are not obligated to do so and may discontinue their market-making activities at any time without notice.

BUSINESS

      THE FOLLOWING SUMMARY OF TRAVELERS’ BUSINESS IS NOT COMPLETE AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ ALL OF THE INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

      Travelers is a leading property and casualty insurance company in the United States. Travelers provides a wide range of commercial and personal property and casualty insurance products and services to businesses, government units, associations and individuals. Travelers conducts its operations through its wholly-owned subsidiaries in two business segments: Commercial Lines, which provides a variety of commercial coverages to a broad spectrum of business clients, and Personal Lines, which primarily offers automobile and homeowners insurance to individuals. Commercial coverages and personal coverages accounted for 62% and 38%, respectively, of Travelers’ combined net written premiums for the year ended December 31, 2002. At December 31, 2002, Travelers had total assets and shareholders’ equity of $64.138 billion and $10.137 billion, respectively.

Commercial Lines

      Travelers is the third largest writer of commercial lines insurance in the United States based on 2001 direct written premiums as compiled and published by A.M. Best. Travelers’ Commercial Lines segment offers a broad array of property and casualty insurance and insurance-related services to its clients. Commercial Lines is organized into the following five marketing and underwriting groups, each of which focuses on a particular client base or product grouping to provide products and services that specifically address clients’ needs:

•	National Accounts provides large corporations with casualty products and services and includes Travelers’ residual market business which offers workers’ compensation products and services to the involuntary market;

•	Commercial Accounts provides property and casualty products to mid-sized businesses, property products to large businesses and boiler and machinery products to businesses of all sizes, and includes dedicated groups focused on the construction industry, trucking industry, agribusiness, and ocean and inland marine;

•	Select Accounts provides small businesses with property and casualty products, including packaged property and liability policies;

•	Bond provides a wide range of customers with specialty products built around Travelers’ market leading surety bond business along with an expanding executive liability practice; and

•	Gulf serves all sizes of customers through specialty programs, with particular emphasis on executive and professional liability products.

      The commercial coverages which Travelers markets include workers’ compensation, general liability, including product liability, multiple peril, commercial automobile, property, including fire and allied lines, and a variety of other coverages. Travelers also underwrites specialty coverages, including general liability for selected product liability risks, umbrella and excess liability coverage, directors’ and officers’ liability insurance, errors and omissions insurance, fidelity and surety bonds, excess Securities Investor Protection Corporation protection, fiduciary liability insurance and other professional liability insurance. In addition, Travelers offers various risk management services, generally including claims management, loss control and engineering services, to businesses that choose to self-insure some exposures, to states and insurance carriers that participate in state involuntary workers’ compensation pools and to employers seeking to manage workers’ compensation medical and disability costs.

      Travelers distributes its commercial products through approximately 5,800 independent agencies and brokers located throughout the United States, supported by a network of approximately 80 field offices and two customer service centers. For the year ended December 31, 2002, Commercial Lines generated net written premiums of approximately $7.4 billion.

Personal Lines

      Travelers is the second largest writer of personal lines insurance through independent agents and the eighth largest writer of personal lines insurance overall in the United States, based on 2001 direct written premiums as compiled and published by A.M. Best. Travelers writes most types of property and casualty insurance covering personal risks. Personal Lines had approximately 5.5 million policies in force at December 31, 2002. The primary coverages in Personal Lines are personal automobile and homeowners insurance sold to individuals.

      Personal Lines products are distributed primarily through approximately 7,200 independent agencies located throughout the United States, supported by personnel in 12 marketing regions and six customer service centers. Travelers also markets through additional distribution channels, including sponsoring organizations such as employers’ and consumer associations, and joint marketing arrangements with other insurers. For the year ended December 31, 2002, Personal Lines generated net written premiums of approximately $4.6 billion.

USE OF PROCEEDS

      We will not receive any cash proceeds from the issuance of the exchange notes. The exchange notes will be exchanged for restricted notes as described in this prospectus upon our receipt of restricted notes. We will cancel all of the restricted notes surrendered in exchange for the exchange notes.

      We received approximately $1,381.1 million of net proceeds from the offering of the original notes (after deducting the public offering discount, initial purchasers’ discounts and commissions and expenses (including the expenses which we will incur in connection with this exchange offer)). We contributed all of the net proceeds from the sale of the notes to TIGHI and caused it to use those funds to repay indebtedness to Citigroup Inc. and to redeem $900 million aggregate principal amount of its junior subordinated debt securities held by subsidiary trusts. These trusts in turn used those funds to redeem $900 million of preferred capital securities. Salomon Smith Barney Inc., one of the initial purchasers, and Citibank, N.A., the trustee and exchange agent for the notes, are affiliates of Citigroup Inc.

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,

	2002		2001		2000		1999		1998

Ratio of earnings to fixed charges	N/A	(1)	6.58	x	6.48	x	7.45	x	8.75	x

(1)	For the year ended December 31, 2002, earnings were insufficient to cover fixed charges by $259.8 million. As a result of a $1.394 billion charge for strengthening asbestos reserves, Travelers had a net loss of $27.0 million for the year ended December 31, 2002.

      The ratio of earnings to fixed charges is computed by dividing income (loss) before federal income taxes (benefit) and cumulative effect of changes in accounting principles and fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.

CAPITALIZATION

      The following table sets forth, as of December 31, 2002, the capitalization of Travelers (i) on a historical basis and (ii) on an as adjusted basis to reflect the issuance of the restricted notes and application of the net proceeds therefrom.

      You should read all of this information in conjunction with our consolidated financial statements and other financial information that are included or incorporated by reference in this prospectus.

	As of December 31, 2002

	Actual	As Adjusted

	(In millions)
Debt
Notes payable to former affiliates	$700.0	$200.0
Long-term debt	926.2	926.2
Issuance of restricted notes(1)	—	1,381.1
Convertible junior subordinated notes payable	867.8	867.8
Convertible notes payable	49.7	49.7

Total debt	2,543.7	3,424.8

TIGHI-obligated mandatorily redeemable securities of subsidiary trusts holding solely junior subordinated debt securities of TIGHI	900.0	—
Shareholders’ Equity
Common stock and additional paid-in capital	8,628.4	8,628.4
Retained earnings	880.5	880.5
Accumulated other changes in equity from non-owner sources	656.6	656.6
Treasury stock, at cost	(4.9)	(4.9)
Unearned compensation	(23.3)	(23.3)

Total shareholders’ equity	10,137.3	10,137.3

Total capitalization	$13,581.0	$13,562.1

(1)	Represents $1,400.0 million aggregate principal amount of restricted notes previously issued net of the public offering discount, initial purchasers’ discount and all of the other estimated costs and expenses incurred in connection with the offering (including the expenses which we will incur in connection with this exchange offer).

SELECTED FINANCIAL DATA

      The selected financial data as of and for each of the years during the five-year period ended December 31, 2002 were derived from our consolidated financial statements which have been audited by KPMG LLP, independent auditors. The consolidated financial statements as of December 31, 2002 and for each of the years in the three-year period ended December 31, 2002, and the reports thereon, are incorporated by reference in this prospectus. The selected data should be read in conjunction with the consolidated financial statements for the year ended December 31, 2002, the related notes and the independent auditors’ reports, which refer to changes in the method of accounting for goodwill and other intangible assets in 2002 and derivative instruments and hedging activities and securitized financial assets in 2001.

      You should read the following table in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and consolidated financial statements and the related notes that are incorporated by reference in this prospectus.

	For the Year Ended December 31,(1)

	2002	2001	2000	1999	1998

	(In millions, except per share amounts)
Income Statement Data:
Revenues:
Premiums	$11,155	$9,411	$8,462	$8,009	$7,796
Net investment income	1,881	2,034	2,162	2,093	2,102
Fee income	455	347	312	275	306
Realized investment gains	147	323	47	112	145
Other revenues	632	116	88	84	105

Total revenues	14,270	12,231	11,071	10,573	10,454

Claims and Expenses:
Claims and claim adjustment expenses	11,139	7,765	6,473	6,059	5,947
Amortization of deferred acquisition costs	1,810	1,539	1,298	1,260	1,197
Interest expense	157	205	296	238	185
General and administrative expenses	1,424	1,333	1,140	1,177	1,311

Total claims and expenses	14,530	10,842	9,207	8,734	8,640

Income (loss) before federal income taxes, minority interest and cumulative effect of changes in accounting principles	(260)	1,389	1,864	1,839	1,814
Federal income taxes (benefit)	(477)	327	492	479	487

Income before minority interest and cumulative effect of changes in accounting principles	217	1,062	1,372	1,360	1,327
Minority interest, net of tax	1	—	60	224	223

Income before cumulative effect of changes in accounting principles	216	1,062	1,312	1,136	1,104
Cumulative effect of changes in accounting principles, net of tax and minority interest(2)	(243)	3	—	(112)	—

Net income (loss)	$(27)	$1,065	$1,312	$1,024	$1,104

Basic and Diluted Earnings Per Share:
Income before cumulative effect of changes in accounting principles	$0.23	$1.38	$1.71	$1.48	$1.44
Cumulative effect of changes in accounting principles, net of tax	(0.26)	0.01	—	(0.15)	—

Reported net income (loss)	(0.03)	1.39	1.71	1.33	1.44
Goodwill amortization	—	0.09	0.08	0.06	0.05

Adjusted earnings (loss) per share	$(0.03)	$1.48	$1.79	$1.39	$1.49

	As of December 31,

	2002	2001	2000	1999	1998

	(In millions)
Balance Sheet Data:
Total investments	$38,425	$32,619	$30,754	$29,843	$31,901
Total assets	64,138	57,778	53,850	50,795	51,751
Claims and claim adjustment expense reserves	33,736	30,737	28,442	29,003	29,589
Total debt	2,544	2,077	3,006	2,148	3,192
Total liabilities(3)	53,101	46,192	43,736	43,455	45,080
TIGHI-obligated mandatorily redeemable securities of subsidiary trusts holding solely junior subordinated debt securities of TIGHI	900	900	900	900	900
Shareholders’ equity	10,137	10,686	9,214	6,440	5,771
Shareholders’ equity excluding accumulated other changes in equity from nonowner sources	$9,481	$10,444	$8,813	$6,611	$5,006

(1)	On October 1, 2001, we purchased The Northland Company and its subsidiaries, or Northland, from Citigroup Inc. On October 3, 2001, Citigroup contributed the capital stock of Associates Insurance Company, or Associates, to us. During April 2000, Travelers completed a cash tender offer and merger and acquired all of Travelers Insurance Group Holdings Inc.’s outstanding shares of common stock that were not already owned by Travelers for approximately $2.413 billion in cash financed by a loan from Citigroup. On May 31, 2000, we acquired the surety business of Reliance Group Holdings, Inc., or Reliance Surety. Includes amounts related to Northland, Associates, the remainder of TIGHI and Reliance Surety from their dates of acquisition.

(2)	Cumulative effect of changes in accounting principles, net of tax (1) for the year ended December 31, 2002 consists of a loss of $242.6 million as a result of a change in accounting for goodwill and other intangible assets; (2) for the year ended December 31, 2001 includes a gain of $4.5 million as a result of a change in accounting for derivative instruments and hedging activities and a loss of $1.3 million as a result of a change in accounting for securitized financial assets; and (3) for the year ended December 31, 1999 includes a loss of $135.0 million as a result of a change in accounting for insurance-related assessments and a gain of $22.9 million as a result of a change in accounting for insurance and reinsurance contracts that do not transfer insurance risk.

(3)	Total liabilities include a minority interest liability of $87.0 million, $1.368 billion and $1.487 billion at December 31, 2002, 1999 and 1998, respectively.

DESCRIPTION OF NOTES

      The restricted notes were, and the exchange notes will be, senior debt issued under an indenture dated March 11, 2003, between Travelers and Citibank, N.A., as trustee. The 2008 exchange notes will be treated as a single class with the 2008 restricted notes, the 2013 exchange notes will be treated as a single class with the 2013 restricted notes and the 2033 exchange notes will be treated as a single class with the 2033 restricted notes under the indenture. The 2008 notes, the 2013 notes and the 2033 notes are each a separate series of notes under the indenture. We may in the future issue additional series of notes under the indenture. The terms of each series of exchange notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939 and are identical to the terms of the corresponding series of restricted notes, except that the transfer restrictions and registration rights relating to the restricted notes do not apply to the exchange notes.

      The following is a summary of the material provisions of the indenture but does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as a holder of notes. A copy of the proposed form of indenture is available upon request from Travelers. As used in this “Description of Notes” section, “we,” “us,” “our” and “TPC” mean Travelers Property Casualty Corp. and do not include its subsidiaries.

General

      The 2008 notes are initially $400 million in aggregate principal amount, the 2013 notes are initially $500 million in aggregate principal amount and the 2033 notes are initially $500 million in aggregate principal amount. The notes will bear interest at the applicable annual rate stated on the cover page of this prospectus. Interest will be payable semi-annually on March 15 and September 15 of each year, beginning September 15, 2003. Interest on the notes will accrue from March 11, 2003, or from the most recent date to which interest has been paid or provided for. Interest on the notes will be paid to holders of record on the March 1 or September 1 immediately before the applicable interest payment date. Interest is computed on the basis of a 360-day year of twelve 30-day months. Interest and principal will be payable in U.S. dollars at the agency of the trustee’s New York corporate trust office, which is located at 111 Wall Street, New York, New York 10005 or, at our option, in the case of payments of interest, by check mailed to the respective addresses of the registered holders or by wire transfer. The 2008 notes will mature on March 15, 2008, the 2013 notes will mature on March 15, 2013 and the 2033 notes will mature on March 15, 2033. There will be no sinking fund payments for the notes.

      We may from time to time, without notice to or the consent of the holders of the notes, create and issue further 2008 notes, 2013 notes and 2033 notes ranking equally and ratably with the notes of that series in all respects, or in all respects except for the issue price, issue date and the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes, so that such further notes shall be consolidated and form a single series with the notes of that series and shall have the same terms as to status, redemption or otherwise as the notes of that series. In addition, any exchange notes issued as described under the heading “— Registration Rights,” will form a single series with the notes for which such exchange notes were exchanged.

      If by October 11, 2003, TPC has not consummated a registered exchange offer for the notes or caused a shelf registration statement with respect to resales of the notes to be declared effective, the annual interest rate on the notes will increase by 0.5% until the consummation of a registered exchange offer or the effectiveness of a shelf registration statement. See “— Registration Rights.”

Ranking

      The notes are our senior unsecured obligations and rank equally with all of our other senior unsecured indebtedness. Because we are a holding company that conducts all of our operations through our subsidiaries, holders of the notes will have a junior position to claims of creditors of our subsidiaries, including trade creditors, debt holders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders. On a pro forma basis as of December 31, 2002, after giving effect to the offering of the notes, we would have had $1,930.6 million of outstanding senior indebtedness, none of which was secured, not including the debt of our subsidiaries. Also on a pro forma basis as of December 31, 2002 after giving effect to the offering of the notes, debt of our subsidiaries, to which the notes will be structurally subordinated, was approximately $626 million.

Optional Redemption

      The notes may be redeemed in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 20 basis points for the 2008 notes, or the applicable Treasury Rate plus 25 basis points for the 2013 notes or the applicable Treasury Rate plus 30 basis points for the 2033 notes, plus, in each case, accrued and unpaid interest on the principal amount being redeemed to the redemption date.

      “Treasury Rate” means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield-to-maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

      “Business Day” means any calendar day that is not a Saturday, Sunday or legal holiday in New York, New York and on which commercial banks are open for business in New York, New York.

      “Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term (“Remaining Life”) of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the applicable series of notes.

      “Comparable Treasury Price” means (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

      “Independent Investment Banker” means either Lehman Brothers Inc. or Salomon Smith Barney Inc., and their respective successors, or, if both firms are unwilling or unable to select the Comparable Treasury issue, an independent investment banking institution of national standing appointed by the trustee after consultation with us.

      “Reference Treasury Dealer” means (1) Lehman Brothers Inc. or Salomon Smith Barney Inc., and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute for such initial purchasers another Primary Treasury Dealer and (2) any other Primary Treasury Dealer selected by the Independent Investment Banker after consultation with us.

      “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

      Holders of notes to be redeemed will be sent notice thereof by first-class mail at least 30 and not more than 60 days before the date fixed for redemption. If fewer than all of the notes of a series are to be redeemed, the trustee will select, not more than 60 days and not less than 30 days before the redemption date, the particular notes or portions thereof for redemption from the outstanding notes not previously called by such method as the trustee deems fair and appropriate. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

Covenants

      Limitation on Liens and Other Encumbrances on Voting Stock of Designated Subsidiaries. The indenture provides that we will not, and we will not permit any Designated Subsidiary to, create, issue, assume, incur or guarantee any indebtedness for borrowed money that is secured by a mortgage, pledge, lien, security interest or other encumbrance on any Voting Stock of a Designated Subsidiary, unless we also secure all the senior debt that is deemed outstanding under the indenture equally with, or prior to, the indebtedness being secured, together with, at our election, any of our or any Designated Subsidiary’s other indebtedness for so long as such indebtedness is so secured. This covenant does not restrict our ability to sell or otherwise dispose of our interests in any Designated Subsidiary.

      “Voting Stock” means all classes of stock or other interests (including partnership interests) outstanding of a Designated Subsidiary that are normally entitled to vote in elections of directors, managers or trustees thereof.

      “Designated Subsidiary” means any Subsidiary the assets of which exceed 20% of our Consolidated Assets, determined as of the last day of the most recent calendar quarter ended at least 30 days prior to the date of such determination and in accordance with generally accepted accounting principles as in effect on the last day of such calendar quarter. “Consolidated Assets” means the assets of TPC and its consolidated subsidiaries. As of the date of this prospectus, Travelers Insurance Group Holdings Inc., The Travelers Indemnity Company and Travelers Casualty and Surety Company are the only subsidiaries satisfying this 20% test.

      “Subsidiary” means a corporation, company (including any limited liability company), association, partnership, joint venture, trust or other business entity in which we and/or one or more of our other Subsidiaries owns at least 50% of the Voting Stock.

      Consolidation, Merger and Sale of Assets. The indenture provides that we may not consolidate with or merge into any other corporation or convey, transfer or lease our assets substantially as an entirety to another corporation unless:

•	either (1) we are the continuing corporation or (2) the successor entity, if other than us, expressly assumes by supplemental indenture the due and punctual payment of the principal of, and premium, if any, and interest on the notes and the performance of every other covenant of the indenture on our part; and

•	immediately thereafter, no event of default and no event which, after notice or lapse of time, or both, would become an event of default, shall have happened and be continuing.

      Upon any such consolidation, merger, conveyance, transfer or lease, the successor corporation shall succeed to and be substituted for us under the indenture. Thereafter the predecessor corporation shall be relieved of all obligations and covenants under the indenture and the notes.

      Other than the restrictions described above, there will be no covenants or provisions in the indenture that would afford the holders of the notes protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving us that may adversely affect such holders.

Events of Default

      The following are events of default under the indenture with respect to each series of notes:

•	default in the payment of the principal of, or premium on, if any, the applicable series of notes at maturity;

•	default for 30 days in the payment of any installment of interest on the applicable series of notes;

•	default for 90 days after written notice in the performance of any other covenant in respect of the notes after we receive notice from the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes of the affected series; and

•	specified events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of us.

      The trustee may withhold notice to the holders of the notes of any default with respect thereto, except in the payment of principal, premium or interest, if it considers such withholding to be in the interests of such holders.

      If any event of default shall occur with respect to any series of notes and be continuing, either the trustee or the holders of 25% in aggregate principal amount of the applicable series of notes will have the right to declare the principal of and the interest on that series of notes, including additional interest, if any, and any other amounts payable under the indenture to be immediately due and payable. We are required to file annually with the trustee a statement by an officer as to the fulfillment by us of our obligations under the indenture during the preceding year. The trustee may also enforce its other rights as a creditor relating to the notes.

      Holders of a majority in principal amount of a series of notes will be entitled to control certain actions of the trustee under the indenture and to waive past defaults regarding the notes of that series. The trustee generally is not under any obligation to act at the request, order or direction of any of the holders of the notes of any series, unless one or more of such holders shall have offered to the trustee reasonable security or indemnity.

      If an event of default occurs regarding the notes, the trustee may use any sums that it collects under the indenture for its own reasonable compensation and expenses incurred prior to paying the holders of the notes.

      Before any holder of the notes of any series may institute action for any remedy, except payment on such holder’s notes when due, the holders of not less than 25% in principal amount of the applicable series of notes outstanding must request the trustee to take action. Holders must also offer satisfactory security and indemnity against liabilities incurred by the trustee for taking such action.

Modification of Indenture; Waiver

      Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes of each affected series then outstanding (including consents obtained in connection with a tender or exchange offer for notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes of each affected series (including consents obtained in connection with a tender or exchange offer for notes).

      Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

•	reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

•	reduce the principal of or change the fixed maturity of any note;

•	reduce the rate of or change the time for payment of interest on any notes;

•	reduce the redemption price of the notes or change the time at which the notes may or must be redeemed or purchased;

•	waive a default or event of default in the payment of principal of or premium, if any, interest or additional interest, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of a series of notes and a waiver of the payment default that resulted from such acceleration);

•	make any note payable in money other than that stated in the indenture and the notes;

•	make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal of, premium, if any, interest or additional interest, if any, on the notes; or

•	make any change to the abilities of holders of notes to enforce their rights under the indenture or the provisions of the clauses above.

      Notwithstanding the foregoing, without the consent of any holder of the notes, we and the trustee may amend or supplement the indenture or the notes to:

•	cure any ambiguity, defect or inconsistency or make any other changes in the provisions of the indenture which we and the trustee may deem necessary or desirable, provided such amendment does not materially and adversely affect the notes;

•	provide for uncertificated notes in addition to or in place of certificated notes;

•	provide for the assumption of our obligations to holders of notes in the circumstances required under the indenture;

•	make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder; or

•	comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended.

Discharge And Defeasance

      We may discharge most of our obligations to holders of any series of notes issued under the indenture if such notes have not been already delivered to the trustee for cancellation and either have become due and payable or are by their terms due and payable within one year, or are to be called for redemption within one year. We would discharge our obligations by depositing with the trustee an amount certified to be sufficient to pay when due the principal of and premium, if any, and interest on all outstanding notes of the applicable series and to make any mandatory scheduled interest payments thereon when due.

      At our option:

•	we will be released from any and all obligations in respect of a series of notes, which is known as “defeasance and discharge;” or

•	we may omit to comply with the covenants described under “— Covenants — Limitation on Liens and Other Encumbrances on Voting Stock of Designated Subsidiaries” and “ —Covenants — Consolidation, Merger and Sale of Assets” with respect to a series of notes, and any such omission will not constitute an event of default with respect to that series of notes, which is known as “covenant defeasance.”

      To exercise either our defeasance and discharge or covenant defeasance options with respect to a series of notes, we must:

•	deposit with the trustee, in trust, money or U.S. government obligations in an amount sufficient to pay all the principal of and premium, if any, and any interest on the applicable series of notes when such payments are due; and

•	deliver an opinion of counsel to the effect that the holders of the applicable series of notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit or defeasance and discharge or covenant defeasance and will be required to pay United States federal income tax in the same manner as if such defeasance had not occurred. In the case of a defeasance and discharge, such opinion must be based upon a ruling or administrative pronouncement of the IRS.

      When there is a defeasance and discharge, the indenture will no longer govern the notes of the applicable series, we will no longer be liable for payment and the holders of such series of notes will be entitled only to the deposited funds. When there is a covenant defeasance, however, we will continue to be obligated for payments when due if the deposited funds are not sufficient to pay the holders.

      The obligations under the indenture to register or exchange the notes, to replace mutilated, defaced, destroyed, lost or stolen notes and to maintain paying agents and hold monies for payment in trust will continue even if we exercise our defeasance and discharge or covenant defeasance options.

Global Notes; Book-Entry System

Global Notes

      The restricted notes were offered and sold in connection with the initial offering thereof solely to “qualified institutional buyers,” as defined in Rule 144A under the Securities Act of 1933 (“QIBs”), pursuant to Rule 144A and to non-U.S. persons in offshore transactions meeting the requirements of Rule 903 of Regulation S under the Securities Act of 1933.

      Notes initially sold to QIBs are in book-entry form and are represented by one or more permanent global certificates in fully registered form without interest coupons and are deposited with the trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of Cede & Co. or another nominee designated by DTC. Notes initially sold outside the United States in reliance on Regulation S under the Securities Act of 1933 are represented by one or more permanent global certificates in fully registered form without interest coupons and are deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., or another nominee designated by DTC for the respective accounts of Euroclear Bank S.A./ N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream, Luxembourg”). Until 40 days after the closing date for the restricted notes, beneficial interests in a Regulation S global notes may be held only through Euroclear or Clearstream, Luxembourg. Thereafter, investors many hold beneficial interests in Regulation S global notes through organizations other than Euroclear and Clearstream, Luxembourg that are participants in DTC.

      Beneficial interests in a Rule 144A global note may be transferred to a person who takes delivery in the form of an interest in a Regulation S global note at any time only upon receipt by the trustee of a written certification by the transferor, a form of which is available from the trustee, to the effect that such transfer is being made in accordance with Rule 903 or Rule 904 of Regulation S under the Securities Act of 1933. Beneficial interests in a Regulation S global note may be transferred in the 40 days following the closing date for the restricted notes to a person who takes delivery in the form of an interest in a Rule 144A global note only upon receipt by the trustee of a written certification by the transferor, a form of which is available from the trustee, to the effect that such transfer is being made to a person whom the transferor reasonably believes to be a QIB within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A and in accordance with any applicable securities laws of any state of the United States or any other jurisdiction. After such 40-day period, this certification requirement will no longer apply to transfers of an interest in a Regulation S global note. Any beneficial interest in one of the global notes that is transferred to a person who takes delivery in the form of an interest in the other global note will, upon such transfer, cease to be an interest in such global note and become an interest in the other global note and, accordingly, will be subject to all transfer restrictions applicable to the other global note.

      The global restricted note, and any restricted notes issued in exchange therefor, will also be subject to certain restrictions on transfer set forth in this prospectus and in the offering memorandum under which the restricted notes were issued.

      Except as set forth below, the global notes may be transferred, in whole and not in part, only to DTC or another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for certificated notes except in the limited circumstances described below.

      The exchange notes will be issued in fully registered form without interest coupons, and will be represented by one or more permanent global exchange notes in definitive, fully registered form without interest coupons, and will be deposited with the trustee as custodian for, and registered in the name of, the depositary’s nominee.

      All interests in the global notes will be subject to the rules and procedures of DTC.

Certain Book-Entry Procedures for the Global Notes

      The descriptions of the operations and procedures of DTC set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by DTC from time to time. Neither we nor the initial purchasers takes any responsibility for these operations or procedures, and investors are urged to contact DTC or its participants directly to discuss these matters.

      DTC has advised us that it is:

•	a limited-purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code, as amended; and

•	a “clearing agency” registered pursuant to Section 17A of the Securities Exchange Act of 1934.

      DTC was created to hold securities for its participants (collectively, the “participants”) and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC’s participants include securities brokers and dealers (including the initial purchasers), banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the “indirect participants”) that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants.

      We expect that, pursuant to procedures established by DTC:

•	upon deposit of each global note, DTC will credit, on its book-entry registration and transfer system, the accounts of participants designated by the initial purchasers with an interest in the global note; and

•	ownership of beneficial interests in the global notes will be shown on, and the transfer of ownership of beneficial interests in the global notes will be effected only through, records maintained by DTC (with respect to the interests of participants) and the participants and the indirect participants (with respect to the interests of persons other than participants).

      The laws of some jurisdictions may require that some purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer beneficial interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person holding a beneficial interest in a global note to pledge or transfer that interest to persons or entities that do not participate in DTC’s system, or to otherwise take actions in respect of that interest, may be affected by the lack of a physical security in respect of that interest.

      So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee, as the case may be, will be considered the sole legal owner or holder of the notes represented by that global note for all purposes of the notes and the indenture. Except as provided below, owners of beneficial interests in a global note will not be entitled to have the notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders of the notes represented by that beneficial interest under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a participant or an indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or that global note. We understand that under existing industry practice, in the event that we request any action of holders of notes, or a holder that is an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of that global note, is entitled to take, DTC would authorize the participants to take that action and the participants would authorize holders owning through those participants to take that action or would otherwise act upon the instruction of those holders. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the notes.

      Payments with respect to the principal of and interest on a global note will be payable by the trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the global note under the indenture. Under the terms of the indenture, we and the trustee may treat the persons in whose names the notes, including the global notes, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly, neither we nor the trustee has or will have any responsibility or liability for the payment of those amounts to owners of beneficial interests in a global note. Payments by the participants and the indirect participants to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of the participants and indirect participants and not of DTC.

      Transfers between participants in DTC will be effected in accordance with DTC’s procedures and will be settled in same-day funds.

      Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, it is under no obligation to perform or to continue to perform those procedures, and those procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

      We obtained the information in this section and elsewhere in this prospectus concerning DTC and its book-entry system from sources that we believe are reliable, but we take no responsibility for the accuracy of any of this information.

Certificated Notes

      As described above, beneficial interests in the global notes generally may not be exchanged for certificated notes. However, the indenture provides that if:

•	the depositary for the global notes notifies us that it is unwilling or unable to continue as depositary for the global notes and we do not appoint a successor depositary within 90 days after we receive that notice of unwillingness or ineligibility; or

•	we, at our option, notify the trustee in writing that we elect to cause the issuance of the notes in definitive form,

we will execute and the trustee will authenticate and deliver certificated notes in exchange for interests in the global notes of that series. We anticipate that those certificated notes will be registered in such name or names as DTC instructs the trustee and that those instructions will be based upon directions received by DTC from its participants with respect to the ownership of beneficial interests in the global notes. Neither we nor the trustee shall be liable for any delay by DTC or any participant or indirect participant in identifying the owners of beneficial interests in the global notes and each of them may conclusively rely on, and will be protected in relying on, instructions from DTC for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the certificated notes to be issued.

Same-Day Payment

      So long as DTC continues to make its settlement system available to us, all payments of principal of and interest on the global notes will be made by us in immediately available funds.

Information Concerning the Trustee

      Citibank, N.A. is the trustee under the indenture. The trustee, except when there is an event of default, will perform only those duties as are specifically stated in the indenture. After the occurrence and during the continuation of an event of default, the trustee must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Except as provided in the preceding sentence, the trustee is not required to exercise any of the powers given it by the indenture at the request of any holder of notes unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur. The trustee is not required to spend or risk its own money or otherwise become financially liable while performing its duties.

Applicable Law

      The restricted notes and the indenture are, and the exchange notes will be, governed by and construed in accordance with the laws of the State of New York.

Registration Rights

      The restricted notes have not been registered under the Securities Act of 1933, and, therefore, you may not freely resell the notes to any investor. Instead, any sale by you of restricted notes must comply with the restrictions contained in the section entitled “Transfer Restrictions” set forth in the offering memorandum dated March 6, 2003. However, we have entered into a registration rights agreement dated March 11, 2003 with the initial purchasers in which we agreed to conduct a registered exchange offer (and this prospectus relates to that exchange offer).

      The following is a summary of certain material provisions of the registration rights agreement. Because this section is a summary, it does not describe every aspect of the registration rights agreement. This summary is subject to, and qualified in its entirety by reference to, all the provisions of the registration rights agreement, including definitions of certain terms used in it. You may obtain a copy of the registration rights agreement by requesting one from us. In addition, the information set forth below concerning certain interpretations of and positions taken by the staff of the SEC is not intended to constitute legal advice, and prospective investors should consult their own legal advisors with respect to such matters.

      In the event that applicable interpretations of the staff of the SEC do not permit TPC to effect the exchange offer, the exchange offer is not for certain reasons consummated by October 11, 2003, or under other specified circumstances, TPC will, at its cost, use best efforts to cause to become effective a shelf registration statement with respect to resales of the notes. TPC will use its best efforts to keep such shelf registration statement effective until the expiration of the time period referred to in Rule 144(k) under the Securities Act of 1933 after the original date of issuance of the restricted notes, or such shorter period that will terminate when all notes covered by the shelf registration statement have been sold pursuant to the shelf registration statement. TPC will, in the event of such a shelf registration, provide to each holder of the notes copies of the prospectus, notify each holder of the notes when the shelf registration statement for the notes has become effective and take certain other actions as are required to permit resales of the notes under the shelf registration statement. A holder that sells its notes pursuant to the shelf registration statement:

•	generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers;

•	will be subject to certain of the civil liability provisions under the Securities Act of 1933 in connection with such sales; and

•	will be bound by the provisions of the registration rights agreement that are applicable to such a holder (including indemnification obligations).

      In the event that the exchange offer is not consummated and a shelf registration statement is not declared effective on or prior to October 11, 2003, the annual interest rate borne by the notes will be increased by 0.5% over the applicable rate shown on the cover page of this prospectus. Once the exchange offer is consummated or a shelf registration statement is declared effective, the annual interest rate borne by the notes shall be changed to again be the applicable rate shown on the cover page of this prospectus.

THE EXCHANGE OFFER

Purpose and Effects of the Exchange Offer

      We initially sold $1,400,000,000 aggregate principal amount of restricted notes on March 11, 2003 to the initial purchasers pursuant to a purchase agreement dated March 6, 2003 among the initial purchasers and us. The initial purchasers subsequently resold the restricted notes only:

•	in the United States to “qualified institutional buyers,” as defined in and in compliance with Rule 144A under the Securities Act of 1933; and

•	outside the United States in compliance with Regulation S under the Securities Act of 1933.

      In connection with the offering of the restricted notes, we and the initial purchasers entered into a registration rights agreement dated March 11, 2003, in which we agreed, among other things:

(1) to file a registration statement relating to a registered exchange offer for the restricted notes with the SEC on or prior to the 90th day after the restricted notes were first issued;

(2) to use our reasonable best efforts to cause the SEC to declare the registration statement effective under the Securities Act of 1933 no later than the 180th day after the restricted notes were first issued; and

(3) to use our reasonable best efforts to complete the exchange offer no later than the 210th day after the restricted notes were first issued.

      In the event that applicable interpretations of the staff of the SEC do not permit us to effect the exchange offer, the exchange offer is not for any other reason consummated on or prior to October 11, 2003, or under other specified circumstances, we also agreed:

•	to use reasonable best efforts to file and cause to be declared effective a shelf registration statement relating to the offer and sale of restricted notes by the holders of restricted notes; and

•	to use reasonable best efforts to keep such shelf registration statement effective until the expiration of the time period referred to in Rule 144(k) or until all restricted notes covered by the shelf registration statement have been sold or cease to be outstanding.

      The registration rights agreement provides, in the event the exchange offer is not consummated and a shelf registration statement is not declared effective on or prior to October 11, 2003, that the annual interest rate borne by the restricted notes will be increased by 0.5% over the rate shown on the cover page of this prospectus. Once the exchange offer is consummated or a shelf registration statement is declared effective, the annual interest rate borne by the restricted notes shall be changed to again be the rate shown on the cover page of this prospectus.

      The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of restricted notes in any jurisdiction in which the exchange offer or acceptance of the exchange offer would violate the securities or blue sky laws of that jurisdiction.

      Based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties unrelated to Travelers, we believe that you may offer for resale, resell or otherwise transfer the exchange notes issued to you, unless you are an “affiliate” of Travelers within the meaning of Rule 405 under the Securities Act and except as set forth in the next paragraph, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you acquire the exchange notes in the ordinary course of business and you are not engaged, do not intend to engage, and have no arrangement or understanding with any person to engage, in the distribution of the exchange notes. If you participate in the exchange offer for the purpose of distributing securities in a manner not permitted by the SEC’s interpretation, the position of the staff of the SEC enunciated in the interpretive letters is inapplicable to you and you are required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives exchange notes for its own account as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

Terms of the Exchange Offer; Period for Tendering Restricted Securities

      This prospectus and the accompanying letter of transmittal contain the terms and conditions of the exchange offer. Upon the terms and subject to the conditions included in this prospectus and in the accompanying letter of transmittal, which together are the exchange offer, we will accept for exchange restricted notes which are properly tendered on or prior to the expiration date, unless you have previously withdrawn them.

•	When you tender to us restricted notes as provided below, our acceptance of the restricted notes will constitute a binding agreement between you and us upon the terms and subject to the conditions in this prospectus and in the accompanying letter of transmittal.

•	For each $1,000 principal amount of restricted notes surrendered to us in the exchange offer, we will give you $1,000 principal amount of the corresponding series of exchange notes.

•	We will keep the exchange offer open for not less than 20 business days, or longer if required by applicable law, after the date that we first mail notice of the exchange offer to the holders of the restricted notes. We are sending this prospectus, together with the letter of transmittal, on or about the date of this prospectus to all of the registered holders of restricted notes at their addresses listed in the trustee’s security registers with respect to the restricted notes.

•	The exchange offer expires at 5:00 p.m., New York City time, on May 13, 2003; provided, however, that we, in our sole discretion, may extend the period of time for which the exchange offer is open with respect to either series of notes. The term “expiration date” means, with respect to either series of notes May 13, 2003 or, if extended by us, the latest time and date to which the exchange offer is extended with respect to such series of notes.

•	As of the date of this prospectus, $400,000,000 in aggregate principal amount of the 2008 restricted notes, $500,000,000 in aggregate principal amount of the 2013 restricted notes and $500,000,000 in aggregate principal amount of the 2033 restricted notes were outstanding. The exchange offer is not conditioned upon any minimum principal amount of restricted notes being tendered.

•	Our obligation to accept restricted notes for exchange in the exchange offer is subject to the conditions that we describe in the section called “— Conditions to the Exchange Offer” below.

•	We expressly reserve the right, at any time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance of any restricted notes, by giving oral or written notice of an extension to the exchange agent and notice of that extension to the holders as described below. During any extension, all restricted notes previously tendered will remain subject to the exchange offer unless withdrawal rights are exercised. Any restricted notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

•	We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any restricted notes that we have not yet accepted for exchange, if any of the conditions of the exchange offer specified below under “— Conditions to the Exchange Offer” are not satisfied.

•	We will give oral or written notice of any extension, amendment, termination or non-acceptance described above to holders of the applicable restricted notes as promptly as practicable. If we extend the expiration date, we will give notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make any public announcement and subject to applicable law, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a release to the Dow Jones News Service.

•	Holders of restricted notes do not have any appraisal or dissenters’ rights in connection with the exchange offer.

•	We are not soliciting any proxies in connection with the exchange offer.

•	Restricted notes which are not tendered for exchange or are tendered but not accepted in connection with the exchange offer will remain outstanding and be entitled to the benefits of the indenture, but will not be entitled to any further registration rights under the registration rights agreement.

•	We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Exchange Act of 1934 and the rules and regulations of the SEC thereunder.

•	By executing, or otherwise becoming bound by, the letter of transmittal, you will be making the representations described below to us. See “— Resales of the Exchange Notes.”

•	The form and terms of the exchange notes will be the same in all material respects as the form and terms of the restricted notes, except that the restricted notes will be registered under the Securities Act of 1933 and hence will not bear legends restricting their transfer.

•	The exchange notes will not represent additional indebtedness of Travelers and will be entitled to the benefits of the indenture, which is the same indenture under which the restricted notes were issued.

•	Restricted notes that are accepted for exchange will be cancelled and retired.

•	Interest on the exchange notes will accrue from the most recent date to which interest has been paid on the restricted notes or, if no interest has been paid on the restricted notes, September 15, 2003. Accordingly, registered holders of exchange notes on the relevant record date for the first interest payment date following the completion of the exchange offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid on the restricted notes, September 15, 2003. Restricted notes accepted for exchange will cease to accrue interest from and after the date the exchange offer closes. If your restricted notes are accepted for exchange, you will not receive any payment in respect of interest on the original notes for which the record date occurs on or after completion of the exchange offer.

Important Rules Concerning the Exchange Offer

      You should note that:

•	All questions as to the validity, form, eligibility, time of receipt and acceptance of restricted notes tendered for exchange will be determined by Travelers in its sole discretion, which determination shall be final and binding.

•	We reserve the absolute right to reject any and all tenders of any particular restricted notes not properly tendered or to not accept any particular restricted notes which acceptance might, in our judgment or the judgment of our counsel, be unlawful.

•	We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular restricted notes either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender restricted notes in the exchange offer. Unless we agree to waive any defect or irregularity in connection with the tender of restricted notes for exchange, you must cure any defect or irregularity within any reasonable period of time as we shall determine.

•	Our interpretation of the terms and conditions of the exchange offer as to any particular restricted notes either before or after the expiration date shall be final and binding on all parties.

•	Neither Travelers, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of restricted notes for exchange, nor shall any of them incur any liability for failure to give any notification.

Procedures for Tendering Restricted Notes

What to Submit and How

      If you, as the registered holder of a restricted note, wish to tender restricted notes for exchange in the exchange offer, you must either transmit a properly completed and duly executed letter of transmittal to Citibank, N.A. at the address set forth below under “Exchange Agent” or transmit an agent’s message, as defined below, on or prior to the expiration date.

      In addition,

(1) certificates for the tendered restricted notes must be received by the exchange agent along with the letter of transmittal,

      OR

(2) a timely confirmation of a book-entry transfer of restricted notes, if such procedure is available, into the exchange agent’s account at DTC using the procedure for book-entry transfer described below and an agent’s message, must be received by the exchange agent prior to the expiration date,

      OR

(3) you must comply with the guaranteed delivery procedures described below.

THE METHOD OF DELIVERY OF RESTRICTED NOTES, LETTERS OF TRANSMITTAL AND NOTICES OF GUARANTEED DELIVERY IS AT YOUR ELECTION AND RISK. IF DELIVERY IS BY MAIL, WE RECOMMEND THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR RESTRICTED NOTES SHOULD BE SENT TO TRAVELERS.

How to Sign Your Letter of Transmittal and Other Documents

      Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the restricted notes being surrendered for exchange are tendered:

(1)	by a registered holder of the restricted notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal or

(2)	for the account of an eligible institution.

      If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantees must be by one of the following eligible institutions:

•	a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or

•	a commercial bank or trust company having an office or correspondent in the United States.

      If the letter of transmittal is signed by a person or persons other than the registered holder or holders of the restricted notes, the restricted notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the restricted notes and with the signature guaranteed. If the letter of transmittal or any restricted notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, the person should so indicate when signing and, unless waived by Travelers, proper evidence satisfactory to Travelers of its authority to so act must be submitted.

      Unless waived, you must cure any defects or irregularities in connection with tenders of our restricted notes within a time period we will determine. Although we intend to request that the exchange agent notify you of defects or irregularities with respect to your tender of original notes, we will not, nor will the exchange agent or any other person, incur any liability for failure to give you any notification. Tenders of restricted notes will not be deemed to have been made until any defects or irregularities have been cured or waived. Any restricted notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

Acceptance of Restricted Notes for Exchange; Delivery of Exchange Notes

      Once all of the conditions to the exchange offer are satisfied or waived, we will accept, promptly after the expiration date, all restricted notes properly tendered and will issue the exchange notes promptly after acceptance of the restricted notes. See “— Conditions to the Exchange Offer” below. For purposes of the exchange offer, our giving of written notice of our acceptance to the exchange agent will be considered our acceptance of the exchange offer. In all cases, we will issue exchange notes in exchange for restricted notes that are accepted for exchange only after timely receipt by the exchange agent of:

•	certificates for restricted notes or a timely book-entry confirmation of transfer of restricted notes into the exchange agent’s account at DTC using the book-entry transfer procedures described below, and

•	a properly completed and duly executed letter of transmittal or an agent’s message in lieu thereof, as the case may be.

      If we do not accept any tendered restricted notes for any reason included in the terms and conditions of the exchange offer or if you submit certificates representing restricted notes in a greater principal amount than you wish to exchange, we will return any unaccepted or non-exchanged restricted notes without expense to the tendering holder or, in the case of restricted notes tendered by book-entry transfer into the exchange agent’s account at DTC using the book-entry transfer procedures described below, non-exchanged restricted notes will be credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer.

      In addition, we reserve the right in our sole discretion (subject to the limitations contained in the indenture):

•	to purchase or make offers for any restricted notes that remain outstanding after the expiration date; and

•	to the extent permitted by applicable law, to purchase restricted notes in the open market, in privately negotiated transactions or otherwise.

      The terms of any purchase or offers could differ from the terms of the exchange offer.

Book-Entry Transfer

      The exchange agent will make a request to establish an account with respect to the restricted notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of restricted notes by causing DTC to transfer restricted notes into the exchange agent’s account in accordance with DTC’s Automated Tender Offer Program procedures for transfer. However, the exchange for the restricted notes so tendered will only be made after timely confirmation of book-entry transfer of restricted notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message, transmitted by DTC and received by the exchange agent and forming a part of a book-entry confirmation. The agent’s message must state that DTC has received an express acknowledgment from the participant tendering restricted notes that are the subject of that book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce the agreement against that participant.

      If your restricted notes are held through DTC, you must complete a form called “instructions from beneficial owner,” which will instruct the DTC participant through which you hold your securities of your intention to tender your restricted notes or not tender your restricted notes. Please note that delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent and we will not be able to accept your tender of securities until the exchange agent receives a letter of transmittal or a book-entry confirmation from DTC with respect to your securities. A copy of that form is available from the exchange agent.

Guaranteed Delivery Procedures

      If you are a registered holder of restricted notes and you want to tender your restricted notes but your restricted notes are not immediately available, or time will not permit your restricted notes to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if

(1) the tender is made through an eligible institution,

(2) prior to the expiration date, the exchange agent receives, by facsimile transmission, mail or hand delivery, from that eligible institution a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, stating:

•	the name and address of the holder of restricted notes,

•	the amount of restricted notes tendered,

•	that the tender is being made by delivering that notice and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates of all physically tendered restricted notes, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by that eligible institution with the exchange agent, and

(3) the certificates for all physically tendered restricted notes, in proper form for transfer, or a book-entry confirmation, as the case may be, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

      You can withdraw your tender of restricted notes at any time on or prior to the expiration date.

      For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at the address listed below under “— Exchange Agent.” Any notice of withdrawal must specify:

• the name of the person having tendered the restricted notes to be withdrawn,

• the restricted notes to be withdrawn,

• the principal amount of the restricted notes to be withdrawn,

•	if certificates for restricted notes have been delivered to the exchange agent, the name in which the restricted notes are registered, if different from that of the withdrawing holder,

•	if certificates for restricted notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, you must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an eligible institution, and

•	if restricted notes have been tendered using the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn restricted notes and otherwise comply with the procedures of that facility.

      Please note that all questions as to the validity, form, eligibility and time of receipt of notices of withdrawal will be determined by us, and our determination shall be final and binding on all parties. Any restricted notes so withdrawn will be considered not to have been validly tendered for exchange for purposes of the exchange offer. If you have properly withdrawn restricted notes and wish to re-tender them, you may do so by following one of the procedures described under “— Procedures for Tendering Restricted Notes” above at any time on or prior to the expiration date.

Conditions to the Exchange Offer

      Notwithstanding any other provisions of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any restricted notes and may terminate or amend the exchange offer, if at any time before the acceptance of restricted notes for exchange or the exchange of the exchange notes for restricted notes:

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency or regulatory authority with respect to the exchange offer which, in our judgment, could reasonably be expected to materially impair our ability to proceed with the exchange offer; or

•	there shall have been proposed, adopted or enacted any law, statute, rule, regulation, order or SEC staff interpretation which, in our judgment, could reasonably be expected to materially impair our ability to proceed with the exchange offer.

      In addition, we will not be obligated to accept for exchange the restricted notes of any holder that has not made to us:

•	the representations described under “— Resale of the Exchange Notes” and “Plan of Distribution” or

•	any other representations as may be reasonably necessary under applicable SEC rules, regulations, or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act of 1933.

      The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to the conditions. Our failure at any time to exercise the foregoing rights shall not be considered a waiver by us of that right. Our rights described in the prior paragraph are ongoing rights which we may assert at any time and from time to time.

      In addition, we will not accept for exchange any restricted notes tendered, and no exchange notes will be issued in exchange for any restricted notes, if at that time any stop order shall be threatened or in effect with respect to the exchange offer or the qualification of the indenture under the Trust Indenture Act.

Exchange Agent

      Citibank, N.A. has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at the address set forth below. Questions and requests for assistance regarding exchange procedure should be directed to the exchange agent, addressed as follows:

      Deliver to:

Citibank, N.A.	Facsimile Transmissions:
111 Wall Street, 15th Floor	Citibank, N.A.
New York, NY 10005	(212) 657-1020
Attn: Agency and Trust Services

      DELIVERY TO AN ADDRESS OTHER THAN AS LISTED ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS LISTED ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

      Requests for additional copies of this prospectus or of the letter of transmittal and notices of guaranteed delivery should be directed to Citibank, N.A., Agency and Trust Services at (800) 422-2066 or (212) 657-7524. All other questions should be directed to Investor Relations, Travelers Property Casualty Corp., One Tower Square, Hartford, Connecticut 06183 (telephone number: (860) 277-0111).

Fees and Expenses

      The principal solicitation is being made by mail; however, additional solicitation may be made by facsimile, telephone or in person by our officers, regular employees and affiliates. We will not pay any additional compensation to any of our officers and employees who engage in soliciting tenders. We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer.

      The estimated cash expenses to be incurred in connection with the exchange offer, including legal, accounting, SEC filing, printing and exchange agent expenses, will be paid by us and are estimated in the aggregate to be $300,000.

Transfer Taxes

      Holders who tender their restricted notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct us to register exchange notes in the name of, or request that restricted notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

Resale of The Exchange Notes

      Under existing interpretations of the staff of the SEC contained in several no-action letters to third parties, the exchange notes would in general be freely transferable after the exchange offer without further registration under the Securities Act of 1933. The relevant no-action letters include the EXXON CAPITAL HOLDINGS CORPORATION letter, which was made available by the SEC on May 13, 1988, and the MORGAN STANLEY & CO. INCORPORATED letter, made available on June 5, 1991.

      However, any purchaser of restricted notes who is an “affiliate” of Travelers or who intends to participate in the exchange offer for the purpose of distributing the exchange notes:

(1) will not be able to rely on the interpretations of the staff of the SEC,

(2) will not be able to tender its restricted notes in the exchange offer, and

(3) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with any sale or transfer of the securities unless that sale or transfer is made using an exemption from those requirements.

      By executing, or otherwise becoming bound by, the letter of transmittal, each holder of the restricted notes will represent that:

(1) it is not our “affiliate”;

(2) any exchange notes to be received by it were acquired in the ordinary course of its business;

(3) it has no arrangement or understanding with any person to participate in the “distribution,” within the meaning of the Securities Act of 1933, of the exchange notes; and

(4) if the holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of the exchange notes.

      In addition, in connection with any resales of exchange notes, any broker-dealer participating in the exchange offer who acquired securities for its own account as a result of market-making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act of 1933. The SEC has taken the position in the SHEARMAN & STERLING no-action letter, which it made available on July 2, 1993, that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the exchange notes, other than a resale of an unsold allotment from the original sale of the restricted notes, with the prospectus contained in the exchange offer registration statement. We have agreed that, for a period of one year after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale of exchange notes received by it in exchange for restricted notes.

Consequences of Failure to Exchange

      As a result of making of this exchange offer, we will have fulfilled some of our obligations under the registration rights agreement. You generally will not have any further registration rights under the registration rights agreement or otherwise if you do not tender your original notes. Accordingly, if you do not exchange your restricted notes for exchange notes, you will continue to hold your untendered restricted notes and will be entitled to all the rights and limitations applicable thereto under the indenture, except to the extent of those rights or limitations that, by their terms, terminate or cease to have further effectiveness as a result of the exchange offer (including the right to receive additional interest as a result of our failure to consummate the exchange offer or to cause a registration statement covering resales of restricted notes to become effective on or prior to October 11, 2003, as described under “Description of Notes — Registration Rights”).

      The restricted notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Accordingly, you may only resell the restricted notes:

• to us or any of our subsidiaries;

•	to a qualified institutional buyer within the meaning of Rule 144A under the Securities Act of 1933 in compliance with Rule 144A;

• persons outside the United States pursuant to Regulation S;

•	pursuant to an exemption from registration provided by Rule 144 under the Securities Act of 1933 (if available); or

•	pursuant to a registration statement which has been declared effective under the Securities Act of 1933 (and which continues to be effective at the time of such resale).

      To the extent that any restricted notes are tendered and accepted in the exchange offer, the trading market, if any, for the untendered restricted notes could be adversely affected. See “— Termination of Certain Rights.”

Termination of Certain Rights

      You will not be entitled to certain rights under the registration rights agreement following the completion of the exchange offer. The right that will terminate is the right to receive additional interest as a result of our failure to consummate the exchange offer or to cause a registration statement covering resales of restricted notes to become effective on or prior to October 11, 2003, as described under “Description of Notes — Registration Rights.”

Other

      Participation in the exchange offer is voluntary and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your decision on what action to take.

      No person has been authorized to give any information or to make any representations in connection with the exchange offer other than those contained in the prospectus. If given or made, that information or those representations should not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made pursuant to the exchange offer will, under any circumstances, create any implication that there has been no change in our affairs or those of our subsidiaries since the respective dates as of which the information contained in this prospectus is given. The exchange offer is not being made to (and tenders will not be accepted from or on behalf of) holders of original notes in any jurisdiction in which the making of the exchange offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we intend to take any action we deem necessary to permit the completion of the exchange offer in any jurisdiction and to extend the exchange offer to holders of original notes in that jurisdiction.

      We may in the future seek to acquire restricted notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any restricted notes that are not tendered in the exchange offer nor to file a registration statement to permit resales of any restricted notes.

Accounting Treatment

      The exchange notes will be recorded at the same carrying value as the restricted notes, as reflected in our accounting records on the date of the exchange. See “Capitalization.” Accordingly, we will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer. The expenses of the exchange offer will be amortized over the term of the exchange notes under accounting principles generally accepted in the United States of America.

CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES

Exchange of Notes

      The exchange of restricted notes for exchange notes in the exchange offer will not constitute a taxable event to holders. Consequently, no gain or loss will be recognized by a holder upon receipt of an exchange note, the holding period of the exchange note will include the holding period of the restricted note and the basis of the exchange note will be the same as the basis of the restricted note immediately before the exchange.

      In any event, persons considering the exchange of restricted notes for exchange notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Consequences for Non-U.S. Holders

      The following summary describes the material United States federal income and estate tax consequences as of the date hereof of the ownership of notes by a Non-U.S. Holder (as defined below) who has acquired the notes upon original issuance at their initial offering price. The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in United States federal income tax consequences different from those discussed below.

      As used herein, a “U.S. Holder” of a note means a beneficial holder that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation (or an entity treated as a corporation for United States federal income tax purposes), created or organized in or under the laws of the United States or any political subdivision thereof (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust if it (x) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (y) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person. A “Non-U.S. Holder” is any person (other than a partnership or any other entity treated as a partnership for United States federal income tax purposes) that is not a U.S. Holder.

      If a partnership (or an entity treated as a partnership for United States Federal income tax purposes) holds notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding notes should consult their own tax advisors. Persons considering the ownership of notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

      Under current United States federal income and estate tax law, and subject to the discussion below concerning backup withholding:

      (a) no withholding of United States federal income tax will be required with respect to the payment by us or any paying agent of principal or interest on a note owned by a Non-U.S. Holder under the “portfolio interest” rule, provided that (i) interest paid on the notes is not effectively connected with the Non-U.S. Holder’s conduct of a trade of business in the United States, (ii) the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Code and the regulations thereunder, (iii) the Non-U.S. Holder is not a controlled foreign corporation that is related to us through stock ownership, (iv) the Non-U.S. Holder is not a bank whose receipt of interest on a note is described in section 881(c)(3)(A) of the Code and (v) the Non-U.S. Holder satisfies the statement requirement (described generally below) set forth in section 871(h) and section 881(c) of the Code and the applicable regulations;

      (b) no withholding of United States federal income tax generally will be required with respect to any gain realized by a Non-U.S. Holder upon the sale, exchange, retirement or other disposition of a note; and

      (c) a note beneficially owned by an individual who at the time of death is not a citizen or resident of the United States will not be subject to United States federal estate tax as a result of such individual’s death, provided that any payment to such holder on the note would be eligible for exemption from the 30% federal withholding tax under the “portfolio interest” rule described in paragraph (a) above without regard to the statement requirement described in (a)(v) above.

      To satisfy the requirement referred to in (a)(v) above, the Non-U.S. Holder of such note (or a financial institution holding the note on behalf of such owner) must provide, in accordance with specified procedures, us or any paying agent, as the case may be, with a statement to the effect that the Non-U.S. Holder is not a United States person. Currently, these requirements will be met if (1) the Non-U.S. Holder provides its name and address, and certifies, under penalties of perjury, that it is not a United States person (which certification may be made on an IRS Form W-8BEN) or (2) a financial institution holding the note on behalf of the Non-U.S. Holder certifies, under penalties of perjury, that such statement has been received by it, and furnishes us or any paying agent, as the case may be, with a copy thereof. In addition, we, or our paying agent, must not have actual knowledge or reason to know that the beneficial owner of the note is a United States person. The statement requirement referred to in (a)(v) above may also be satisfied with other documentary evidence with respect to notes held through an offshore account or through certain foreign intermediaries.

      If a Non-U.S. Holder cannot satisfy the requirements of the “portfolio interest” exception described in (a) above, payments of interest made to such holder will be subject to a 30% withholding tax unless the Non-U.S. Holder provides us or any paying agent, as the case may be, with a properly executed (1) IRS Form W-8BEN claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (2) IRS Form W-8ECI stating that interest paid on the note is not subject to withholding tax because it is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. Alternative documentation may be applicable in certain situations.

      If a Non-U.S. Holder is engaged in a trade or business in the United States and interest on the note is effectively connected with the conduct of such trade or business (or if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder within the United States), the Non-U.S. Holder, although exempt from the withholding tax discussed above, will be subject to United States federal income tax on such interest on a net income basis in the same manner as if it were a U.S. Holder. In addition, if such holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or a lesser rate under an applicable income tax treaty) of such amount, subject to adjustments.

      Any gain realized upon the sale, exchange, retirement or other disposition of a note generally will not be subject to United States federal income tax unless (i) such gain or income is effectively connected with a trade or business in the United States of the Non-U.S. Holder (or if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder within the United States), or (ii) in the case of a Non-U.S. Holder who is an individual, such individual is present in the United States for 183 days or more in the taxable year of such sale, exchange, retirement or other disposition, and certain other conditions are met.

      Special rules may apply to certain Non-U.S. Holders, such as “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” investors in pass-through entities and expatriates, that are subject to special treatment under the Code. Such Non-U.S. Holders should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Information Reporting and Backup Withholding

      Information reporting will generally apply to payments of interest to Non-U.S. Holders of the notes and the amount of tax, if any, withheld with respect to such payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

      In general, no backup withholding will be required with respect to payments made by us or any paying agent to Non-U.S. Holders if a statement described in (a)(v) above has been received (and the payor does not have actual knowledge or reason to know that the Non-U.S. Holder is a United States person).

      In addition, information reporting and, depending on the circumstances, backup withholding, will apply to the proceeds of the sale of a note within the United States or conducted through United States-related financial intermediaries unless the statement described in (a)(v) above has been received (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption.

      Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against such holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

ERISA CONSIDERATIONS

      We and certain of our affiliates may be considered a “party in interest” within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or a “disqualified person” within the meaning of Section 4975 of the Internal Revenue Code with respect to many employee benefit plans. Prohibited transactions within the meaning of ERISA or the Internal Revenue Code may arise, for example, if the notes are acquired by or with the assets of a pension or other employee benefit plan with respect to which we or any of our affiliates is a service provider, unless the notes are acquired pursuant to an applicable exemption from the prohibited transaction rules.

      Accordingly, by its acquisition and holding of the notes each holder of the notes will be deemed to have represented that either (i) it has not used the assets of any benefit plan for purposes of acquiring the notes or (ii) if the assets of a benefit plan are used to acquire the notes, either directly or indirectly, the acquisition and holding of the notes do not constitute a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Internal Revenue Code or any similar rules.

      The sale of notes to a plan is in no respect a representation by us that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

      Any party considering purchasing the notes on behalf of, or with the assets of, any benefit plan should consult with its counsel to confirm that such investment will not result in a prohibited transaction that is not subject to an exemption and will satisfy the other requirements of ERISA, the Internal Revenue Code and the Department of Labor Regulations applicable to plans.

PLAN OF DISTRIBUTION

      Based on interpretations by SEC staff set forth in no-action letters issued to third parties, including the Exxon Capital and Morgan Stanley letters and similar letters, we believe that the exchange notes to be issued pursuant to the exchange offer in exchange for restricted notes may be offered for resale, resold, and otherwise transferred by any holder thereof (other than any holder which is an “affiliate” of Travelers within the meaning of Rule 405 under Securities Act of 1933) without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933, provided that the exchange notes are acquired in the ordinary course of the holder’s business and the holder has no arrangement with any person to participate in the distribution of the exchange notes. Accordingly, any holder using the exchange offer to participate in a distribution of the exchange notes will not be able to rely on these no-action letters. Notwithstanding the foregoing, each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where those original notes were acquired as a result of market-making activities or other trading activities. For a period of up to 360 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay certain expenses incident to the exchange offer, other than commissions or concession of any brokers or dealers, and will indemnify the holders of the exchange notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act of 1933.

      We will not receive any proceeds from any sales of the exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to prevailing market prices or at negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of any exchange notes.

      Any broker-dealer that resells the exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, and any profit on any such resale of the exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act of 1933. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933.

      By acceptance of this exchange offer, each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer agrees that, upon receipt of notice from us of the happening of any event which makes any statement in this prospectus untrue in any material respect or which requires the making of any changes in this prospectus in order to make the statements herein not misleading (which notice we agree to deliver promptly to such broker-dealer), such broker-dealer will suspend use of this prospectus until we have amended or supplemented this prospectus to correct such misstatement or omissions and have furnished copies of the amended or supplemented prospectus to such broker-dealer. If we give any notice to suspend the use of the prospectus, we will extend the period referred to above by the number of days during the period from and including the date of the giving of the notice to and including the date when broker-dealers shall have received copies of the supplemented or amended prospectus necessary to permit resales of the exchange notes.

LEGAL MATTERS

      The validity of the exchange notes offered by this prospectus will be passed upon for Travelers by Simpson Thacher & Bartlett, New York, New York.

EXPERTS

      The consolidated financial statements and schedules of Travelers and its subsidiaries as of December 31, 2002 and 2001 and for each of the years in the three year period ended December 31, 2002 are incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent accountants, which are also incorporated herein by reference and upon the authority of said firm as experts in accounting and auditing. The audit reports covering the December 31, 2002 financial statements and schedules refer to changes in the Company’s methods of accounting for goodwill and intangible assets in 2002 and derivative instruments and hedging activities and securitized financial assets in 2001.